SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2 TO

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Celtron International, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                              151187 10 1
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                                 (CUSIP Number)

                              Alanda Family Trust
                              563 Old Pretoria Rd.
                         Midrand, South Africa S9 1658
                               011-2783-785-4584
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                July 19, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).












CUSIP No.                     151187 10 1

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1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                         Alanda Family Trust
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)  SEC  Use  Only
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4)  Sources  of  Funds  (See  Instructions):     PF
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6)  Citizenship  or  Place  of  Organization:     SOUTH AFRICA

Number of                  (7)  Sole Voting Power:               0
Shares Beneficially
owned by                   (8)  Shared Voting Power              14,000,000
Each Reporting             (9)  Sole Dispositive Power:          0
Person
                          (10)  Shared Dispositive Power         14,000,000

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                        7,000,000 shares common stock
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                (See Instructions)
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13)  Percent of Class  Represented  by  Amount  in Row  (11):   19.5%
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14)  Type  of  Reporting  Person  (See  Instructions):   OO
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Item 1.   Security and Issuer

This statement relates to the common stock, $0.001 par value ("Common Stock") and common stock ("Common stock") of Celtron International, Inc. (the "Issuer").
The principal executive offices of the Issuer are presently located at 563 Old Pretoria Road, Midrand, South Africa S9 1658.

Item 2.  Identity and Background

This statement is filed by Alanda Family Trust, a corporation organized under the laws of South Africa. Its place of organization is South Africa. Its principal business is investments. The address of its principal place of business is 563 Old Pretoria Road, Midrand, South Africa S9 1658.

During the last five (5) years, neither Alanda Family Trust, nor its trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Alanda Family Trust nor its trustee have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

From the inception of Celtron International, Inc., Celtron Holding, Ltd., an offshore corporation, has been issued stock in exchange for technology developed by Celtron International and paid for by Celtron Holding, and for funds advanced for operating capital. Celtron Holding has transferred its position in Celtron International to Buytron, Inc., a Nevada corporation, which is beneficially owned 50% by Alanda.

Item 3.  Source and Amount of Funds or Other Consideration

From the inception of Celtron International, Inc., Celtron Holding, Ltd., an offshore corporation, has been issued stock in exchange for technology developed by Celtron International and paid for by Celtron Holding, and for funds advanced for operating capital. Celtron Holding has transferred its position in Celtron International to Buytron, Inc., a Nevada corporation, which is beneficially owned 50% by Alanda Family Trust and 50% by Opus International, LLC.

Alanda Family Trust reserves the right to actively pursue various proposals which could relate to or would result in:

   a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   e. Any material change in the present capitalization or dividend policy of the Issuer;

   f. Any other material change in the Issuer's business or corporate structure;

   g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   h. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

   i. Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

As of October 20, 2005, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.


No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer. Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None
                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2005

Alanda Family Trust

Allen Harington
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Allen Harington, Trustee